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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Tejon Ranch Co.
(Name of Issuer)

Common Stock, $.50 Par Value Per Share
(Title of Class of Securities)

879080109
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	879080109

1.	NAME OF REPORTING PERSONS

Wesley Capital Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

52-2280947

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

942,276

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

942,276

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

942,276

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	879080109

1.	NAME OF REPORTING PERSONS

Wesley Capital Partners, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

52-2280949

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

506,378

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

506,378

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

506,378

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	879080109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Arthur Wrubel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

942,276

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

942,276

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

942,276

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	879080109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Khoury

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

942,276

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

942,276

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

942,276

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.	(a).	Name of Issuer:

Tejon Ranch Co.

(b).	Address of issuer's principal executive offices:

P.O. Box 1000, Lebec, CA, 93243

Item 2.	(a).	Name of person filing:

This Schedule 13G is being jointly filed by Wesley Capital Management, LLC (the "Management Company"), Wesley Capital Partners, LLC (the "General Partner"), Mr. Arthur Wrubel and Mr. John Khoury.

Mr. Wrubel, Mr. Khoury, the Management Company and the General Partner are referred to in this Schedule 13G as the "Reporting Persons."

The shares of Common Stock of the Issuer are being held in the accounts of unregistered private investment funds and certain managed accounts over which the Reporting Persons may be deemed to have investment discretion.  The General Partner serves as general partner of certain of the private investment funds.  The Management Company serves as investment manager or advisor of certain of the private investment funds and the managed accounts.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2010, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

(b).	Address or principal business office or, if none, residence:

The address of the principal business office of each Reporting Person is 717 5th Avenue, 14th Floor, New York, NY 10022.

(c).	Citizenship:

Each of the Management Company and the General Partner is organized as a limited liability company under the laws of the State of Delaware.  Mr. Wrubel is a United States citizen.  Mr. Khoury is a Canadian citizen.

(d).	Title of class of securities:

Common Stock

(e).	CUSIP No.:

879080109

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.	Wesley Capital Management, LLC

(a)	Amount beneficially owned:942,276

(b)	Percent of class: 5.5%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	0	,

	(ii)	Shared power to vote or to direct the vote	942,276	,

	(iii)	Sole power to dispose or to direct the disposition of	0	,

	(iv)	Shared power to dispose or to direct the disposition of	942,276	.

B.	Wesley Capital Partners, LLC

(a)	Amount beneficially owned: 506,378

(b)	Percent of class: 3.0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	0	,

	(ii)	Shared power to vote or to direct the vote	506,378	,

	(iii)	Sole power to dispose or to direct the disposition of	0	,

	(iv)	Shared power to dispose or to direct the disposition of	506,378	.

C.	Arthur Wrubel

(a)	Amount beneficially owned: 942,276

(b)	Percent of class: 5.5%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	0	,

	(ii)	Shared power to vote or to direct the vote	942,276	,

	(iii)	Sole power to dispose or to direct the disposition of	0	,

	(iv)	Shared power to dispose or to direct the disposition of	942,276	.

D.	John Khoury

(a)	Amount beneficially owned: 942,276

(b)	Percent of class: 5.5%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	0	,

	(ii)	Shared power to vote or to direct the vote	942,276	,

	(iii)	Sole power to dispose or to direct the disposition of	0	,

	(iv)	Shared power to dispose or to direct the disposition of	942,276	.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1)..

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Instruction: Dissolution of a group requires a response to this item.

This Amendment reflects that as of December 31, 2009, Wesley Capital Partners, LLC owned less than 5% of the Issuer.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010
(Date)

Wesley Capital Management, LLC*

By:	/s/ Arthur Wrubel
Name: Arthur Wrubel
Title: Managing Member

By:	/s/ John Khoury
Name: John Khoury
Title: Managing Member

Wesley Capital Partners, LLC*

By:	/s/ Arthur Wrubel
Name: Arthur Wrubel
Title: Managing Member

By:	/s/ John Khoury
Name: John Khoury
Title: Managing Member

By:	/s/ Arthur Wrubel
Arthur Wrubel, individually

By:	/s/ John Khoury
John Khoury, individually

* The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 3 to Schedule 13G/A dated February 16, 2010 relating to the Common Stock of Tejon Ranch Co. shall be filed on behalf of the undersigned.

Wesley Capital Management, LLC*

By:	/s/ Arthur Wrubel
Name: Arthur Wrubel
Title: Managing Member

By:	/s/ John Khoury
Name: John Khoury
Title: Managing Member

Wesley Capital Partners, LLC*

By:	/s/ Arthur Wrubel
Name: Arthur Wrubel
Title: Managing Member

By:	/s/ John Khoury
Name: John Khoury
Title: Managing Member

By:	/s/ Arthur Wrubel
Arthur Wrubel, individually

By:	/s/ John Khoury
John Khoury, individually

SK 22283 0001 1069545